SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Red Robin Gourmet Burgers, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75689M101

(CUSIP Number)

Vintage Capital Management, LLC
4705 S. Apopka Vineland Road, Suite 206
Orlando, FL 32819
(407) 909-8015

With a copy to:

Russell L. Leaf
Jared N. Fertman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 75689M101	13D	Page 2 of 9
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
640,100 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
640,100 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,100 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 12,913,659 shares of common stock, par value $0.001 per share, outstanding as of June 8, 2020, as reported by Red Robin Gourmet Burgers, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 10, 2020.

	CUSIP No. 75689M101	13D	Page 3 of 9
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
640,100 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
640,100 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,100 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 12,913,659 shares of common stock, par value $0.001 per share, outstanding as of June 8, 2020, as reported by Red Robin Gourmet Burgers, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 10, 2020.

	CUSIP No. 75689M101	13D	Page 4 of 9
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
640,100 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
640,100 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,100 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 12,913,659 shares of common stock, par value $0.001 per share, outstanding as of June 8, 2020, as reported by Red Robin Gourmet Burgers, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 10, 2020.

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 9, 2019, as amended, by the Reporting Persons relating to shares of Common Stock of the Issuer (as so amended, the “Initial Statement”). Information reported in the Initial Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Initial Statement. All references in the Initial Statement and this Amendment to the “Schedule 13D” will be deemed to refer to the Initial Statement as amended and supplemented by this Amendment.

Item 5.   Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) of this Schedule 13D are hereby amended to include the following:

(a) and (b)   The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference. As of 4:00 p.m. Eastern time on June 10, 2020, the Reporting Persons beneficially owned 640,100 shares of Common Stock, representing approximately 4.95% of the outstanding shares of Common Stock.

The percentages of beneficial ownership of Common Stock reported herein are based on 12,913,659 shares of Common Stock outstanding as of June 8, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 10, 2020.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c) Except as set forth in Schedule A to this Amendment, none of the Reporting Persons has effected any transactions with respect to shares of Common Stock in the last 60 days.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock on June 10, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2020

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all transactions with respect to shares of Common Stock of the Issuer effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m. Eastern time, on June 10, 2020.  Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Number of Securities	Price Per Share
Vintage Capital Management, LLC	06/09/2020	Sale of Common Stock	559,208	$18.4777[1]
Vintage Capital Management, LLC	06/10/2020	Sale of Common Stock	300,692	$14.7634[2]

1 This transaction was executed in multiple trades at prices ranging from $16.81 to $18.725. The price reported above reflects the weighted average purchase price.  The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares of Common Stock sold and the prices at which the transaction was effected.
2 This transaction was executed in multiple trades at prices ranging from $14.56 to $15.30. The price reported above reflects the weighted average purchase price.  The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares of Common Stock sold and the prices at which the transaction was effected.